Waller Lansden Dortch & Davis, LLP 511 Union Street, Suite 2700 P.O. Box 198966 Nashville, TN 37219-8966	615.244.6380 main 615.244.6804 fax wallerlaw.com

Marc J. Adesso 615.850.8063 direct Marc.Adesso@wallerlaw.com

August 6, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C., 20549

Attn: Larry Spirgel and Matthew Crispino

Re:	Kubient, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed July 29, 2020 File No. 333-239682

Dear Mr. Spirgel and Mr. Crispino:

Kubient, Inc. (the “Company”) is in receipt of the above-captioned Comment Letter (the “Comment Letter”) regarding Pre-Effective Amendment No. 2 to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on July 29, 2020 (the “Second Amended Registration Statement”). On behalf of the Company, we are responding to comments on the Second Amended Registration Statement provided by the staff (the “Staff”) of the Commission.

For your convenience, this letter is formatted to reproduce your numbered comments in bold, italicized text. In conjunction with these responses, the Company has filed today with the Commission Pre-Effective Amendment No. 3 to its Second Amended Registration Statement on Form S-1 (the “Amendment”).

Amendment No. 2 to Registration Statement on Form S-1

Capitalization, page 35

1.	Please revise to only give effect to the debt conversions in the pro forma column. The pro forma as adjusted column should reflect the pro forma capitalization after giving effect to the offering, including the repayment of certain notes with offering proceeds.

RESPONSE: In response to the Staff’s comment, the Company has revised its capitalization table to only give effect to the debt conversions in the pro forma column. The pro forma as adjusted column now reflects the pro forma capitalization after giving effect to the offering, including the repayment of certain notes with offering proceeds.

2.	The disclosure accompanying your capitalization table indicates that your notes will convert into an aggregate of 1,174,281 units “in this offering.” Please advise how these units are being included in this offering. We note similar disclosure on page F-13.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure in the Amendment to make clear that the notes will convert into an aggregate of 1,174,281 shares of common stock and warrants to purchase an aggregate of 1,174,281 shares of common stock at the time of the closing of the offering, but that such common stock and warrants are restricted securities, not being offered nor issued to the public as part of the offering.

Kubient, Inc.

August 6, 2020

Dilution, page 36

3.	Revise your calculation of pro forma net tangible book value and pro forma net tangible book value per share to only give effect to the conversion of the Notes. Pro forma as adjusted net tangible book value should represent pro forma net tangible book value, plus the effects of the public offering.

RESPONSE: In response to the Staff’s comment, the Company has revised its calculation of pro forma net tangible book value and pro forma net tangible book value per share to only give effect to the conversion of the Notes. Pro forma as adjusted net tangible book value now represents pro forma net tangible book value, plus the effects of the offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations COVID-19, page 38

4.	We note your response to prior comment 4 and your revised disclosures on page 38. Please revise to address the following:
•	describe how your advertising impression volume trends have continued to be affected since the 80% decline you noted in April 2020;
•	explain how your business specifically has been recently impacted by the lower cost of advertising spots as a result of COVID-19; and
•	quantify both the number of common shares issued in connection with the salary reduction program, the types of employees impacted by the program and explain how you determined the fair value per share.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosures to address the foregoing bullet points, including improved impression trends since April 2020, industry-wide impacts of the lower cost of advertising spots, and further information regarding the Company’s salary reduction program.

Liquidity and Capital Resources, page 41

5.	We note your response to prior comment 9. It is unclear if the accounts receivable balance pertaining to beta testing revenues has not yet been collected due to a billing dispute, customer financial difficulties, or some other reason. To the extent there is a significant uncertainty surrounding your ability to collect the amounts due, please address this uncertainty in your MD&A since the failure to collect these amounts would materially impact your cash flows from operations.

RESPONSE: In response to the Staff’s comment, the Company has revised its MD&A to reflect that its cash flows from operating activities include collections of its accounts receivable and that while the Company expects to collect its accounts receivable, any failure to collect would have a material effect on its cash flows from operations.

Business

Customers and Revenue, page 46

6.	We note your response to prior comment 7 and your disclosure on page 46 that 2019 revenue was generated from 49 customers while revenue for the quarter ended March 31, 2020 was derived from 35 customers. To help give context to your customer trends, please revise to explain how you define your customer base from period to period. For example, it is unclear if you consider customers to be all advertisers with an active twelve month master service agreement or only those advertisers that purchased an impression on your platform during the period.

RESPONSE: In response to the Staff’s comment, the Company has included additional disclosure in the Amendment setting forth that the Company considers customers to be those entities that generate revenue during the period and can be a mix of direct publishers, third-party exchanges that aggregate both publishers’ available advertising inventory and advertising budgets, along with direct advertisers and advertising agencies. Further, the Company’s definition of “customer” does indeed encompass advertisers that purchased even a single impression on the Company's platform during the period, not just advertisers that signed a twelve month service agreement.

Kubient, Inc.

August 6, 2020

Unaudited Condensed Consolidated Financial Statements

Note 1 - Business Organization, Nature of Operations, Risks and Uncertainties and Basis of Presentation, page F-5

7.	We note your response to comments 8 and 11 and your revised disclosures on page F-13 regarding the July 13, 2020 amended terms of your notes payable to related parties. It appears that your pro forma column on page F-1 gives effect to the automatic conversion of Senior Notes and Junior Notes upon closing of your public offering but does not include the conversion of $525,000 of Related Party Notes which are included in your pro forma presentation on page 35. Please advise or revise accordingly.

RESPONSE: In response to the Staff’s comment, the Company has revised its pro forma balance sheet on page F-1 to give effect to the automatic conversion of Senior Notes, Junior Notes, Related Party Notes and other convertible notes upon closing of its public offering.

Note 4 - Intangible Assets, page F-9

8.	We note your response to prior comment 10. It is unclear why your amortization period for capitalized software costs associated with KAI is based upon the useful life of the testing data acquired and why you are amortizing before your KAI product is released to customers. Please refer to ASC 985-20-35-1 through 35-3 and advise or revise your disclosures accordingly.

RESPONSE: During the three months ended March 31, 2020, the Company capitalized software development costs for a product enhancement of KAI, which was a result of the Company’s acquisition of certain data.

As noted in our previous response, in accordance with ASC 985-20-55-19, the Company estimated the useful life of the product enhancement by determining the estimated life of the enhancement. The Company’s analysis resulted in the conclusion that the estimated life of the enhancement was approximately five years after considering the following:

•	The acquired data will generate new information as long as the underlying devices remain in service. The Company’s review of research studies that determined that devices (i.e. smartphones) have an economic life between four and a half and five and a half years.

•	The Company considered that a subset of the devices that are a part of the acquired data were already in service for period of time prior to the Company’s acquisition and, as a result, will not remain in service for the full five year estimated period. However, the acquired data enhances the Company’s product for the full estimated life, and even if certain devices are no longer are active at some point in the future, the trend that KAI establishes on the dataset will be applied to the devices that continue to be active during the remainder of the estimated useful life. After the estimated five years, we believe that the number of active devices diminishes to such a degree that the trend established on the dataset would then no longer be valuable in predicting future device behavior.

Under ASC 985-20-35-3, amortization begins when a product is released to customers. The Company has developed KAI to be used either as an integrated part of its pre-existing platform, or alternatively, as a stand-alone fraud detection solution. Thus, once KAI was updated with the product enhancement discussed in this response, it was immediately available to all of the Company’s current platform customers, in addition to the participants in the Company’s beta test of KAI as a standalone product. Thus, during the three months ended March 31, 2020, the Company determined that KAI, inclusive of the product enhancement, became available for general release to its customers, including through its beta testing program as well as integrated in its software platform. As a result, the Company began recognizing amortization of the enhancement during the same period.

In response to the Staff’s comment, the Company has also revised its disclosures on page F-9 in order to reflect certain of the above revisions on this topic.

Note 11 - Subsequent Events, page F-13

9.	Please revise your disclosures here and on page F-40 to address the recent impact of COVID-19 on your business. Your revised disclosures should address the matters described on page 38 including but not limited to the significant decline in advertising impression volumes subsequent to March 31, 2020, the delayed release of KAI as a stand-alone product and the implementation of your employee salary reduction program.

Kubient, Inc.

August 6, 2020

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosures on page F-13 of its interim financial statements to address the recent impact of COVID-19 on its business, including, but not limited to, the a temporary, but significant decline in advertising impression volumes subsequent to March 31, 2020, the delayed release of KAI as a stand-alone product and the implementation of the Company’s employee salary reduction program. Per ASC 855-10-25-1A and ASC 855-10-25-4, the Company did not add similar disclosure on page F-40 of its audited financial statements, as the financial statements were issued on May 6, 2020 per the audit report on page F-15.

General

10.	Please note the updating requirements of Rule 8-08 of Regulation S-X. If interim financial statements for the recently completed quarter are available or become available before effectiveness or mailing, they should be included in the filing. If interim financial statements are not available but the Company reasonably expects a material change in liquidity, financial condition or operating performance, please revise your MD&A to address those expectations.

RESPONSE: Pursuant to the Commission’s Division of Corporate Finance’s Financial Reporting Manual (“FRM”) Section 1330.5, as well as Exchange Act Rules 13a-13 and 15d-13, after a registrant’s first registration statement is effective, a Form 10-Q for the quarter following the most recent period included in the registration statement is due the later of 45 days after the effective date or the date the Form 10-Q would otherwise be due.

The Company has included its first quarter financial statements with the Amendment. Second quarter financial statements are due for smaller reporting companies/emerging growth companies on August 14, 2020. Based on FRM 1330.5’s guidance and assuming an effective date for the Company’s registration statement next week, the Company’s second quarter Form 10-Q would be due toward the end of September.

Thus, it would be an undue hardship that would do great economic harm to the Company to require that interim financial statements for the second quarter be included with the Amendment, especially given that the Company has followed the guidance set forth in FRM 1330.5, and will not have its second quarter financial statements completed for several weeks.

In addition, as further discussed in its revisions set forth in the amendment, the Company believes that the effects of COVID-19 will not be so severe as to cause a material change in its liquidity, financial condition or operating performance, beyond the impact that it has already disclosed in its MD&A. Indeed, the Company has begun to see a slow return of advertising budgets in its current customer base and, as a result, expects an increase in impressions by the beginning of the fourth quarter of 2020.

***

Please note that the Company has included certain changes in the Amendment other than those in response to the Staff’s comments, such the effectuation of the nine-for-one reverse stock split filed with the Secretary of State of the State of Delaware on August 6, 2020.

We appreciate the opportunity to respond to any further comments you might have. If you have any questions during your review or I can assist in any way, please do not hesitate to contact me.

Sincerely, /s/ Marc Adesso, Esq. Waller Lansden Dortch & Davis, LLP

Kubient, Inc.

August 6, 2020

cc:	Peter Bordes

Chief Executive Officer

Josh Weiss

Chief Financial Officer

Paul Roberts

Chief Strategy Officer

Joseph Bucaro, Esq.

Waller Lansden Dortch & Davis, LLP